Decentralised Procedure

RMS Day 210 Final Assessment report

OVERVIEW
AND
LIST OF QUESTIONS

Paracetamol Genmed 500 mg tablet
[Old name: Parol 500 mg, tablet]
Paracetamol

NL/H/1479/001/DC

Applicant: Genmed B.V.

Reference Member State	The Netherlands
Start of the procedure:	16 March 2009
Date of this report:	6 April 2010

TABLE OF CONTENTS

I	RECOMMENDATION

II	EXECUTIVE SUMMARY	4

II.1	About the product	4
II.2	General comments on the submitted dossier	4
II.3	General comments on compliance with GMP, GLP, GCP and agreed ethical principles.	5

III	SCIENTIFIC OVERVIEW AND DISCUSSION	5

III.1	Quality aspects	5
III.2	Non clinical aspects	6
III.3	Clinical aspects	6

IV	BENEFIT RISK ASSESSMENT	7

V	LIST OF QUESTIONS AS PROPOSED BY RMS	7

V.1	Quality aspects	7
V.2	Non clinical aspects	8
V.3	Clinical aspects	8
V.4	Other issues	8

VI	RECOMMENDED CONDITIONS FOR MARKETING AUTHORISATION AND PRODUCT INFORMATION	8

VI.1	Conditions for the marketing authorisation	8
VI.2	Summary of Product Characteristics (SPC)	8
VI.3	Package Leaflet (PL) and User Testing	9
VI.4	Labelling	9

ADMINISTRATIVE INFORMATION

Proposed name of the medicinal product in the RMS New proposed name of the medicinal product in the RMS	Parol 500 mg, tablets Paracetamol Genmed 500 mg, tablets
INN (or common name) of the active substance(s):	Paracetamol
Pharmaco-therapeutic group (ATC Code):	Other analgesics and antipyretics (N02BE01)
Pharmaceutical form(s) and strength(s):	Tablets 500 mg
Reference Number for the Decentralised Procedure	NL/H/1479/001/DC
Reference Member State:	NL
Member States concerned:	BE, DE, FR, IE and UK
Applicant (name and address)	Genmed B.V. Röntgenlaan 27 2719 DX Zoetermeer The Netherlands
Names and addresses of manufacturers of dosage form	Atabay Ilac Fabrikasi A.S. Acibadem Koftuncu Sok. No:1, 34718 Kadikoy/Istanbul Turkey
Names and addresses of manufacturers responsible for batch release in the EEA	Focus Farma B.V. Lagedijk 1-3 1541 KA Koog a/d Zaan The Netherlands
RMS contact person:	Name Gilbert Rooijer Tel: +31 30 356 7019 Fax: +31 30 356 7515 Email: gr.rooijer@cbg-meb.nl

I	RECOMMENDATION

Based on the review of the data on quality, safety and efficacy, the RMS considers that the application for Parol 500 mg tablets, for symptomatic treatment of mild to moderate pain and/or fever.
is approvable .

II	EXECUTIVE SUMMARY

II.1	About the product

Parol Tablets is a generic medicinal product which contains 500 mg of paracetamol per tablet as active substance. Paracetamol is an effective antipyretic and analgesic agent, but has weak anti-inflammatory properties. Its mechanism of action is not fully understood. The effect seems to be dependent on the inhibition of prostaglandin synthetase. However this does not explain the absence of an anti-inflammatory effect. Presumably, the distribution of paracetamol in the body and thus the location where inhibition of prostaglandinsynthetase takes place, may play a role. The advantage of paracetamol is the complete of partial absence of adverse effects characteristic for NSAIDs. Therefore paracetamol is a good alternative for NSAIDs in the treatment of pain and fever. The Parol Tablets are suitable for treatment of mild to moderate pain including headache, nerve pains, toothache, period pains, backache, muscle pain. They also reduce fever and pain caused by colds and flu or by vaccination.

II.2	General comments on the submitted dossier

This application for marketing authorisation was submitted through the decentralised procedure with the Netherlands as Reference Member State (RMS) and BE, DE, FR, IE and UK as Concerned Memer of States (CMS).
The application was submitted in accordance with Article 10(1) of Directive 2001/83/EC as amended. As a reference product in the Netherlands, Panadol Zapp 500 mg tablet, marketed by GlaxoSmithKline Healthcare, is used. In the Concerned Member States, other Panadol products, all marketed by GlaxoSmithKline, are used as reference product

Quality
Overall, the submitted documentation is of sufficient quality. The potential serious risks to public health objections are resolved.

Non-clinical
Pharmacodynamic, pharmacokinetic and toxicological properties of paracetamol are well known.  As paracetamol is a widely used, well-known active substance, no further studies are required for this application and the applicant provides none. The overview based on literature review is, thus, appropriate.

Clinical
To support the application, the applicant has submitted a request for biowaiver. The applicant has submitted as requested more extensive dissolution data and the criteria for biowaiver are met.

Other issues
The Applicant provided a readability test on the Package Leaflet on Day106 together with the responses.

A formal Environmental Risk Assessment has not been carried out since, the products at issue contain the same amount of paracetamol, no new indications are applied for and the products are intended for generic substitution. Hence, no increase in environmental load is to be expected. This argumentation is deemed acceptable.

The Applicant did not provide a Risk Management Plan. The Applicant mentions that a RMP is not applicable. The reasons for not submitting a RMP are acceptable.

The Applicant provided a description of the Pharmacovigilance system. The updated version (version 2.0 dated 2 October 2009) fulfils the requirements.

The Applicant will align their PSUR data lock point and submissions with the harmonised data lock point as publised on the HMA website.

II.3	General comments on compliance with GMP, GLP, GCP and agreed ethical principles.

The RMS has been assured that acceptable standards of GMP are in place for these product types at all sites responsible for the manufacture and assembly of this product.
For manufacturing sites within the Community, the RMS has accepted copies of current manufacturer authorisations issued by inspection services of the competent authorities as certification that acceptable standards of GMP are in place at those sites.
For manufacturing sites outside the Community, the RMS has accepted copies of current GMP Certificates of satisfactory inspection summary reports issued by the inspection services of the competent authorities as certification that acceptable standards of GMP are in place at those non-Community sites.

III	SCIENTIFIC OVERVIEW AND DISCUSSION

III.1	Quality aspects

Drug substance
The active substance is paracetamol, an established active substance described in the European Pharmacopoeia. The active substance is sparingly soluble in water. The CEP procedure is used. The CEP holder is Atabay Kimya Sanayi Ve Ticaret AS.
In the drug substance specification of the applicant are adequate given the manufacturing process of the drug product. Information on the reference standards/materials and container closure have been provided. The drug substance is weak photosensitive and should therefore be stored protected from light. On the basis of the submitted stability data a re-test period of 5 years is acceptable.

Drug Product
Composition
The drug product is a tablet with 500 mg paracetamol. The excipients used are povidone, microcrystalline cellulose, maize starch, stearic acid and purified water. The tablets do not contain a score line. The tablets are packed in PVC/Al blisters in cardboard boxes. The excipients and packaging are usual for this type of dosage form.

Pharmaceutical development
The formulation development of the product has been described, the choice of excipients is justified and their functions explained. For the manufacturing of the tablets, the wet granulation process was selected. Information and dissolution data at various pH values on the reference batch and test batch used in the equivalence study have been included in this section of the dossier. No questions are raised with regard to the choice of the manufacturing process. The packaging is common for this kind of dosage form.
Information on the pharmaceutical development of the product has not been provided. However, in view of the history of the product, Parol was registered in the Turkish market by the approval of Turkish Ministry of Health in 1973, no objection was made.

Manufacturing process
For the manufacturing of the tablets, the wet granulation process was selected. The product is manufactured using conventional manufacturing techniques. Process validation data on the product has been presented for three batches of commercial batch size.

Excipients
The excipients comply with the Ph. Eur. These specifications are acceptable.

Quality control of drug product
The product specification includes tests for description, average weight, disintegration time, friability, identification, dimensions, uniformity of dosage units, related substances, assay, dissolution and microbial contamination. The shelf-life specification is identical to the release specification.
For the analytical methods the BP methods form the monograph on paracetamol tablets have been adopted. Batch analytical data from the proposed production site have been provided, demonstrating compliance with the release specification.

Stability of drug product
Stability data on the product has been provided for seven batches of  commercial batch size stored at 25°C/60%RH and 40°C/75%RH. The conditions used in the stability studies are according to the ICH stability guideline. The batches were stored in PVC/Al blisters in a carton box.
On the basis of the submitted data a shelf-life of 5 years, with the storage condition: keep blister in the outer carton in order to protect from light, can be granted.

III.2	Non clinical aspects

Pharmacodynamic, pharmacokinetic and toxicological properties of paracetamol are well known, since paracetamol is a very well known analgesic, and available as a non-prescription product throughout Europe.
As paracetamol is a widely used, well-known active substance, no further studies are required for this application and the applicant provides none. The overview based on literature review is, thus, appropriate.

III.3	Clinical aspects

Pharmacokinetics
According to the current guideline section 5.1.1.a.iii, dissolution data preferably at or around pH 1.0, 4.6 and 6.8 are required. For a biowaiver, exemptions of this requirement are not acceptable. A bio-waiver application is only based on in-vitro dissolution, and the criteria should thus be completely met. The Reference product clearly shows a slower dissolution profile at pH 4.5 and possible at pH 6.8. This difference might be due to the coating of the Reference product, which is lacking for the generic. However, the Test product should apply to the criteria set for a biowaiver, and these criteria were not met. In addition, F2 tests could not be applied as insufficient data points are obtained.

The applicant submitted as requested more extensive dissolution data using more batches, more units (n=12) of both, the test and the reference product, at all three pH levels (1.2, 4.5 and 6.8). The dissolution of the test and the reference product is fast at all three pH levels, with more that 85% of the drug product dissolved within 15 min, thus the similarity of the dissolution profiles can be assumed without further mathematical evaluation (F2 factor). This meets now the criteria for a biowaiver. The CoA for the batches of the Test product have been submitted.
In the opinion of RMS, the applicant has presented complete dissolution data using 12 units of the product enabling a robust comparison of the dissolution profiles. Based on these data, the issue has been resolved and the product is acceptable.

Clinical efficacy/Clinical safety
There is no clinical overview on the clinical pharmacology, efficacy and safety of paracetamol available.
As paracetamol is broadly established and a well-known drug, and considering its OTC status all over Europe, it is agreed that no overview regarding its pharmacological and clinical profile is provided. The applicant did provide an explanation on what grounds a claim for biowaiver is requested. The applicant did provide data to justify a biowaiver.

Pharmacovigilance system
The Pharmacovigilance system had several deficiencies which should be clarified or installed before positive opinion can be obtained. The Applicant provided an updated version of the pharmacovigilance system, version 2.0 dated 2 October 2009. The RMS considers that the Pharmacovigilance system as described by the applicant fulfils the requirements and provides adequate evidence that the applicant has the services of a qualified person responsible for pharmacovigilance and has the necessary means for the notification of any adverse reaction suspected of occurring either in the Community or in a third country.

Risk Management Plan
The Applicant stated that a RMP is not applicable. Tthe Applicant submit as requested a statement in which the reasons for not submitting a RMP are laid down. Due to the well established safety profile of paracetamol, it is the applicant’s opinion that routine pharmacovigilance activities are sufficient for this product as outline in the DDPS. In view of the RMS is this acceptable.

Periodic Safety Update Report (PSUR)
The applicant did not propose a PSUR submission cycle for paracetamol. The Applicant was requested to propose PSUR submission schedule and renewal date. The RMS considers the submission of 6-monthly PSURs not necessary and recommends PSUR submissions to be aligned with the EU Harmonised Birthday and related Data Lock Points as published on the HMA website.
The applicant has applied for a PSUR submission scheme of three years upon approval as:
Paracetamol is a well known active substance which has been marketed for many years throughout the EU. The first PSUR will have DLP 31 May 2012 wich is in line with the HMA list of harmonised birthdates, May 2009. In view of the RMS is this acceptable.

IV	BENEFIT RISK ASSESSMENT

Parol 500 mg can be recommended for approval from a quality point of view.
From a clinical point of view the similarity in dissolution behavior of test and reference product has been demonstrated. Hence, the request for a biowaiver is justified and Parol 500 mg can be recommended for approval.

V	LIST OF QUESTIONS as proposed by RMS

V.1	Quality aspects

Potential serious risks to public health

None

Points for clarification

None

V.2	Non clinical aspects

Potential serious risks to public health

None.

Points for clarification

None.

V.3	Clinical aspects

None

Points for clarification

None

V.4	Other issues

Potential serious risks to public health

None

Points for clarification

None

VI	RECOMMENDED CONDITIONS FOR MARKETING AUTHORISATION AND PRODUCT INFORMATION

VI.1	Conditions for the marketing authorisation

Applicant proposes that  Parol 500 mg is not subject to medical prescription. The RMS endorses the proposed prescription status.

VI.2	Summary of Product Characteristics (SPC)

The latest SPC proposal from the Applicant is attached in a separate file (Annex I).The applicant was requested to align their SPC to that of procedure NL/H/1330/002/DC. Most Member States involved in this procedure were also part of procedure NL/H/1330/002/DC. The Applicant adapted the SPC in line with comments provided by the MS.

VI.3	Package Leaflet (PL) and User Testing

The PL proposal from the Applicant is attached in a separate file. The applicant was requested to align their PL to that of procedure NL/H/1330/002/DC.
The PL proposal is in view of the RMS acceptable.

The applicant provided an User testing in his D106 responses and the User Test is in view of the RMS acceptable.

VI.4	Labelling

The labelling proposal from the Applicant is attached in a separate file. The RMS has no comments on the labelling.